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February 19, 2021	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Munich Moscow New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

CONFIDENTIAL SUBMISSION

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE Washington, DC 20549

RE: Confidential Submission of Draft Registration Statement on Form F-1 for Sportradar Holding AG

Ladies and Gentlemen:

On behalf of Sportradar Holding AG (the “Company”), we hereby confidentially submit a draft Registration Statement on Form F-1 (the “Registration Statement”) of the Company as an “Emerging Growth Company” pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934 for non-public review by the Staff of the U.S. Securities and Exchange Commission (the “Staff”) prior to the public filing of the Registration Statement.

Pursuant to Section 71003 of the Fixing America’s Surface Transportation Act and based on guidance issued by the Staff in connection therewith, the Company is omitting from the Registration Statement its annual financial statements as of and for the year ended December 31, 2018 as well as unaudited interim financial information as of and for the period ended June 30, 2020, because it reasonably believes that such financial statements will not be required to be included in the Registration Statement at the time of the contemplated offering.

February 19, 2021

If you have any questions with respect to this confidential submission, please call me at (212) 906-1281.

Best regards,

/s/ Marc D. Jaffe
Marc D. Jaffe of LATHAM & WATKINS LLP

Enclosure

cc:	Carsten Koerl, Sportradar Holding AG
Alexander Gersh, Sportradar Holding AG
Paul F. Sheridan, Latham & Watkins LLP
Rachel W. Sheridan, Latham & Watkins LLP